Consolidated Statements of Financial Position [unaudited]
As at April 30 with comparatives at October 31
[millions of Canadian dollars]	2005	2004
Assets
Current
Cash and cash equivalents	$298	$296
Accounts receivable	307	318
Unbilled revenue	83	71
Inventories	180	182
Income taxes recoverable	21	16
Current portion of future tax asset	19	14
Prepaid expenses and other	32	24
	940	921

Assets available for sale [note 11]	7	-

Capital assets	823	805
Future tax asset	112	123
Long-term investments and other	172	160
Goodwill	663	665
Other intangible assets	53	54
Total Assets	$2,770	$2,728

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$290	$321
Deferred revenue	122	101
Income taxes payable	57	49
Current portion of unrealized benefit of future tax asset	17	13
Current portion of long-term debt	6	6
	492	490

Liabilities relating to assets held for sale [note 11]	9	-

Long-term debt	497	488
Deferred revenue	34	41
Unrealized benefit of future tax asset	71	82
Other long-term obligations	48	48
Future tax liabilities	61	60
Minority interest	19	22
	1,231	1,231
Shareholders' equity
Share capital [note 2]	836	833
Retained earnings	642	600
Currency translation adjustment	61	64
	1,539	1,497
Total liabilities and shareholders' equity	$2,770	$2,728
Incorporated under the Canada Business Corporations Act. See accompanying notes

Consolidated Statements of Income [unaudited] [see note 3 - Discontinued Operations ]
	Three months to April 30		Six Months to April 30
[millions of Canadian dollars, except per share amounts]	2005	2004	2005	2004
Net revenues	$440	$441	$883	$872
Cost of revenues	(288)	(278)	(576)	(544)
Selling, general and administration	(90)	(81)	(168)	(155)
Research and development	(10)	(11)	(19)	(22)
Restructuring	1	(6)	-	(6)
Depreciation and amortization	(17)	(16)	(34)	(33)
Other expense - net [note 6]	-	(46)	-	(48)
Equity earnings and investment gains	3	-	2	-
Operating income	39	3	88	64
Interest expense	(4)	(7)	(10)	(14)
Dividend and interest income	4	2	6	4
Income from continuing operations before income taxes and minority interest	39	(2)	84	54
Income taxes [note 12]	(9)	(27)	(21)	(50)
Minority interest - net of tax	(3)	5	(5)	4
Income from continuing operations	27	(24)	58	8
Income (loss) from discontinued operations - net of tax [note 3]	3	(12)	2	(16)
Net income (loss)	$30	$(36)	$60	$(8)
Earnings per share [note 5]
Basic	$0.21	$(0.25)	$0.42	$(0.05)
Diluted	$0.21	$(0.25)	$0.42	$(0.05)
See accompanying notes

Consolidated Statements Of Retained Earnings
	Three months to April 30		Six Months to April 30
[millions of Canadian dollars]	2005	2004	2005	2004
Retained earnings, beginning of period	$621	$600	$600	$572
Net income (loss)	30	(36)	60	(8)
Repurchase of shares and options	(3)	-	(8)	-
Dividends - cash	(4)	(5)	(7)	(5)
Dividends - stock	(2)	(2)	(3)	(2)
Retained earnings, end of period	$642	$557	$642	$557

See accompanying notes

Consolidated Statements of Cash Flows [unaudited]
	Three months to April 30		Six months to April 30
[millions of Canadian dollars]	2005	2004	2005	2004
Operating activities
Net income (loss)	$30	$(36)	$60	$(8)
Items not affecting current cash flow [note 8]	13	89	31	115
	43	53	91	107
Changes in non-cash working capital balances relating to operations [note 8]	1	37	(15)	(23)
	44	90	76	84
Investing activities
Acquisitions	(1)	-	(2)	(2)
Purchase of capital assets	(24)	(26)	(45)	(54)
Proceeds on sale of business	-	9	-	9
Other	(2)	(10)	(2)	(8)
	(27)	(27)	(49)	(55)
Financing activities
Repayment of long-term debt	-	-	-	(1)
Increase (decrease) in deferred income and other long-term obligations	-	(9)	(5)	14
Payment of cash dividends	(3)	(5)	(7)	(5)
Issuance of shares	1	4	5	8
Repurchase of shares and options	(5)	-	(13)	-
Distribution to minority interest	(1)	(3)	(8)	(7)
	(8)	(13)	(28)	9
Effect of foreign exchange rate changes on cash and cash equivalents	1	2	3	(1)
Increase in cash position during the period	10	52	2	37
Cash position, beginning of period	288	245	296	260
Cash position, end of period	$298	$297	$298	$297

  Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Change in accounting policy

In 2004, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if the equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States ("US") accounting treatment.

The adoption of AcG-15 has had no impact on the Company's operations and financial position. The Company will analyze these investments on a quarterly basis.

2. Share Capital

The following table summarizes information on share capital and related matters at April 30, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	141,587	n/a
Stock options	8,265	2,553

During the quarter, the Company repurchased and cancelled 276,100 Common shares at an average cost of $17.36.

3. Discontinued Operations

The results of discontinued operations in the quarter were as follows:

	Three months to April 30		Six Months to April 30
	2005	2004	2005	2004
Revenues	$12	$29	$24	$63
Income (loss) from discontinued operations - net of tax	$3	$(12)	$2	$(16)

The Company has paid $1 million of severance costs, relating to the Belgium facility, which were charged to the outstanding provision remaining at the end of January 31, 2005. The closure of this business is proceeding, and the Company expects to complete its exit in the current year.

Notes to Unaudited Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

The earnings per share impact of discontinued businesses is as follows:

	Three months to April 30		Six Months to April 30
	2005	2004	2005	2004
Earnings (loss) per share, continuing operations	$0.20	$(0.16)	$0.41	$0.06
Income (loss) per share, discontinued operations	0.01	(0.09)	0.01	(0.11)
Basic earnings (loss) per share	$0.21	$(0.25)	$0.42	$(0.05)

4. Restructuring Reserves

The Company's remaining restructuring reserve is mainly for senior management reductions. An analysis of the activity in the provision through April 30, 2005 is as follows:

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Reserve Balance at April 30, 2005
		Cash	Non-Cash
Restructuring charge at
October 31, 2003	$17	$(14)	$(1)	$2
April 30, 2004	4	(4)	-	-
October 31, 2004	10	(5)	(1)	4
January 31, 2005	1	(1)	-	-
	$32	$(24)	$(2)	$6

The remaining balance is expected to be paid in fiscal 2005.

5. Earnings per Share

a) Dilution

	Three months to April 30		Six Months to April 30
[number of shares in millions]	2005	2004	2005	2004
Net income (loss) available to Common shareholders	$30	$(36)	60	$(8)
Weighted average number of Common shares outstanding - basic	141	141	141	141
Impact of stock options assumed exercised	1	2	1	2
Weighted average number of Common shares outstanding - diluted	142	143	142	143

b) Pro Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to April 30		Six months to April 30
		2005	2004	2005	2004
Pro forma net income (loss) available to Common shareholders		$29	$(37)	$57	$(12)
Pro forma earnings (loss) per share	- basic	$0.20	$(0.26)	$0.40	$(0.08)
	- diluted	$0.20	$(0.26)	$0.40	$(0.08)

During the quarter, the Company granted 410,000 options (2004 - 5,500) at an average exercise price of $16.76 (2004 - $21.95). These options have a fair value determined using the Black-Scholes model of $ 5.28 per share (2004 - $8.14), based on the following assumptions for the quarter ended April 30, 2005:

	2005	2004
Risk-free interest rate	3.3%	4.4%
Expected dividend yield	0.67%	1.0%
Expected volatility	0.340	0.350
Expected time to exercise (years)	4.52	5.25

6. Other Expenses - Net

	Three months to April 30		Six months to April 30
	2005	2004	2005	2004
Writedown of long-term investments	$-	$-	$-	$(2)
Writedown of other long-term assets Gain on patent litigation	- -	(10) 14	- -	(10) 14
Gain on sale of business and other	-	3	-	3
Writedown of goodwill	-	(53)	-	(53)
	$-	$(46)	$-	$(48)

The writedown of goodwill in the prior year represents a provision for the impairment of goodwill on MDS's investment in Protana Inc. MDS's interest was reduced to less than 50% and MDS no longer controls Protana.

7. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Post-employment benefit expense for the quarter was $0.4 million (2004 - $1 million).

8. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to April 30		Six months to April 30
	2005	2004	2005	2004
Depreciation and amortization	$18	$16	$35	$34
Deferred development charges	(5)	(1)	(10)	(4)
Minority interest	3	(5)	5	(4)
Future income taxes	(2)	(1)	-	9
Equity earnings - net of distribution	1	-	2	-
Writedown of goodwill	-	63	-	63
Equipment writedown	-	10	-	10
Loss on sale of business	-	9	-	9
Other	(2)	(2)	(1)	(2)
	$13	$89	$31	$115

Changes in non-cash working capital balances relating to operations include:

	Three months to April 30		Six months to April 30
	2005	2004	2005	2004
Accounts receivable and unbilled revenue	$(3)	$2	$(5)	$(46)
Inventories	-	(13)	1	19
Accounts payable and deferred income	8	29	(4)	(14)
Income taxes	(4)	15	(2)	23
Other	-	4	(5)	(5)
	$1	$37	$(15)	$(23)

9. Segmented Information

	Three months ended April 30			Three months ended April 30
			2005			2004
	Life Sciences	Health	Total	Life Sciences	Health	Total
Net revenues	$283	$157	$440	$286	$155	$441
Operating income (loss) before restructuring	21	17	38	59	23	82
Restructuring activities	1	-	1	(2)	(4)	(6)
Revenues by products and services:
Medical isotopes			75			85
Analytical equipment			65			70
Pharmaceutical research services			143			131
Clinical laboratory services			103			106
Distribution and other			54			49
Capital expenditures - net	21	3	24	25	1	26
Depreciation and amortization	15	2	17	12	2	14

	Six months ended April 30			Six months ended April 30
			2005			2004
	Life Sciences	Health	Total	Life Sciences	Health	Total
Net revenues	$576	$307	$883	$571	$301	$872
Operating income (loss) before restructuring	57	31	88	116	38	154
Restructuring activities	-	-	-	(2)	(4)	(6)
Revenues by products and services:
Medical isotopes			150			171
Analytical equipment			139			143
Pharmaceutical research services			287			257
Clinical laboratory services			203			205
Distribution and other			104			96
Capital expenditures - net	39	6	45	50	4	54
Depreciation and amortization	29	5	34	24	6	30

In the prior year, operating loss before restructuring activities for Proteomics was $73 million, (year-to-date - $84 million) inclusive of $2 million (year-to-date - $3 million) depreciation and amortization.

10. Financial Instruments

As of April 30, 2005, the Company had outstanding foreign exchange contracts and options, which are treated as hedges for accounting purposes, in place to sell up to US$200 million at a weighted average exchange rate of C$1.32 maturing over the next 9 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate that is also treated as a hedge for accounting purposes.

The fair market value of foreign exchange contracts not eligible for hedge accounting amounted to $3 million. These contracts are included in accounts payable and are marked to market each period. The Company recorded a $0.4 million loss in this period as a result of marking to market these contracts.

The carrying amounts and fair values for all derivative financial instruments are as follows:

			Three months to April 30
		2005		2004
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$3	$13	$-	$18
Currency forward and option	- liabilities	$(3)	$-	$-	$-
Interest rate swap and option contracts		$-	$1	$-	$-

11. Assets held for sale

At April 30, 2005, the Company has classified the US laboratory partnership interest located in South Florida, as held for sale in accordance with Section 3475 of the CICA Handbook. The sale of this partnership interest is expected to close in fiscal 2005. This partnership interest was classified as held for sale effective April 30, 2005 as this is the date when the interest met all the criteria in Section 3475 of the CICA Handbook. Effective May 1, 2005, amortization of the assets were ceased. The financial results of this interest have been classified as income from discontinued operations for the three months and the six months ended April 30, 2005 and 2004. No provision for impairment in value was recorded for this interest.

The following table provides the assets and related liabilities held for sale:

2005
Accounts receivable	$4
Capital assets	3
Total assets held for sale	$7

Accounts payable	$6
Long-term debt	3
Liabilities related to assets held for sale	$9

12. Income Taxes

A reconciliation of expected income taxes to reported income tax expense for the quarter is provided below. The effective rate for the quarter was 23%. The lower than expected taxes are a result of the utilization of losses for which a benefit had not been previously recognized.

	2005	2004
Expected income taxes at MDS's 35% statutory rate	$14	$-
Increase (decrease) in tax rate as a result of:
Benefit of losses previously not recognized	(4)	-
Pollution control incentives	(2)	-
Impact of MDS Proteomics	-	24
Other	1	3
Reported income tax expense	$9	$27

13. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

During the quarter, the term of the guarantee was extended from June 20, 2005 to June 30, 2007 in connection with the Borrower's credit facility extension to May 25, 2007 and a private placement offering. As consideration for the extension, the Company received warrants to purchase up to 2.75 million common shares of the Borrower at an exercise price of $0.84 per share with a term of five years from the date of issuance. The Company believes that the fair value of the units is nominal, and accordingly has ascribed no value to these units.

14. Subsequent Event and Commitment

In the third quarter, the Company will be realigning the operating structure of the Canadian bioanalytical laboratories. The Company expects to recognize a restructuring charge of $2 million in the third quarter.

The Company has committed to expanding two MDS Pharma Services locations at a budgeted cost of $16 million. A $10 million contractual obligation related to the constructions costs was entered into during the quarter.

15. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.